UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

____________________

FORM T-1

STATEMENT OF ELIGIBILITY UNDER THE TRUST INDENTURE ACT OF 1939 OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A TRUSTEE PURSUANT TO SECTION 305(b)(2)

______________________________

DEUTSCHE BANK TRUST COMPANY AMERICAS

(formerly BANKERS TRUST COMPANY)

(Exact name of trustee as specified in its charter)

NEW YORK

13-4941247

(Jurisdiction of Incorporation or

(I.R.S. Employer

organization if not a U.S. national bank)

Identification no.)

60 WALL STREET

NEW YORK, NEW YORK

10005

(Address of principal

(Zip Code)

executive offices)

Deutsche Bank Trust Company Americas

Attention: Lynne Malina

Legal Department

60 Wall Street, 37th Floor

New York, New York 10005

(212) 250 – 0677

(Name, address and telephone number of agent for service)

______________________________________________________

TOYOTA MOTOR CREDIT CORPORATION

(Originator of the TMCC Demand Notes and Sponsor of the Trusts described herein)

and

TOYOTA AUTO FINANCE RECEIVABLES LLC

(Depositor of the Trusts described herein)

Delaware	95-4836519
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Katherine Adkins, Esq.

c/o Toyota Motor Credit Corporation

19001 South Western Avenue

Torrance, California 90501

(310) 468-3401

Copy to:

Reed D. Auerbach, Esq.

Bingham McCutchen LLP

One Battery Park Plaza, 34th Floor

New York, New York 10004

Debt Securities

(Title of the Indenture Securities)

Toyota Auto Receivables Owner Trusts

Item   1. General Information.

Furnish the following information as to the trustee.

(a)

Name and address of each examining or supervising authority to which it is subject.

Name

Address

Federal Reserve Bank (2nd District)

New York, NY

Federal Deposit Insurance Corporation

Washington, D.C.

New York State Banking Department

Albany, NY

(b)

Whether it is authorized to exercise corporate trust powers.

Yes.

Item   2. Affiliations with Obligor.

If the obligor is an affiliate of the Trustee, describe each such affiliation.

[TO BE DETERMINED].

Item 3. -15.

Not Applicable

Item  16.

List of Exhibits.

Exhibit 1 -

Restated Organization Certificate of Bankers Trust Company dated August 6, 1998, Certificate of Amendment of the Organization Certificate of Bankers Trust Company dated September 25, 1998, Certificate of Amendment of the Organization Certificate of Bankers Trust Company dated December 16, 1998, and Certificate of Amendment of the Organization Certificate of Bankers Trust Company dated February 27, 2002  - Incorporated herein by reference to Exhibit 1 filed with Form T-1 Statement, Registration No. 333-157637-01.

.

Exhibit 2 -

Certificate of Authority to commence business - Incorporated herein by reference to Exhibit 2 filed with Form T-1 Statement, Registration No. 333-157637-01.

.

Exhibit 3 -

Authorization of the Trustee to exercise corporate trust powers - Incorporated herein by reference to Exhibit 3 filed with Form T-1 Statement, Registration No. 333-157637-01.

.

Exhibit 4 -

Existing By-Laws of Deutsche Bank  Trust Company Americas, as amended on April 15, 2002 business - Incorporated herein by reference to Exhibit 4 filed with Form T-1 Statement, Registration No. 333-157637-01.

Exhibit 5 -

Not applicable.

Exhibit 6 -

Consent of Bankers Trust Company required by Section 321(b) of the Act. - business - Incorporated herein by reference to Exhibit 6 filed with Form T-1 Statement, Registration No. 333-157637-01.

Exhibit 7 -

The latest report of condition of Deutsche Bank Trust Company Americas dated as of March 31, 2010. Copy attached.

Exhibit 8 -

Not Applicable.

Exhibit 9 -

Not Applicable.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, Deutsche Bank Trust Company Americas, a corporation organized and existing under the laws of the State of New York, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of New York, and State of New York, on this 12th day of July, 2010.

“Deutsche Bank National Trust Company for”

DEUTSCHE BANK TRUST COMPANY AMERICAS

         /s/  Mark DiGiacomo

By:

Mark DiGiacomo

Assistant Vice President

DEUTSCHE BANK TRUST COMPANY AMERICAS	FFIEC 031
Legal title of Bank	Page RC-1
NEW YORK	14
City
NY 10005
State Zip Code

FDIC Certificate Number: 00623

Consolidated Report of Condition for Insured Commercial

and State-Chartered Savings Banks for March 31, 2010

All schedules are to be reported in thousands of dollars. Unless otherwise indicated,

report the amount outstanding as of the last business day of the quarter.

Schedule RC—Balance Sheet

Dollar Amounts in Thousands					RCFD	Tril | Bil | Mil | Thou
ASSETS
1.	Cash and balances due from depository institutions (from Schedule RC-A)
	a.	Noninterest-bearing balances and currency and coin (1)			0081	369,000	1.a
	b.	Interest-bearing balances (2)			0071	17,325,000	1.b
2.	Securities:
	a.	Held-to-maturity securities (from Schedule RC-B, column A)			1754	0	2.a
	b.	Available-for-sale securities (from Schedule RC-B, column D)			1773	1,858,000	2.b
3.	Federal funds sold and securities purchased under agreements to resell:				RCON
	a.	Federal funds sold in domestic offices			B978	115,000	3.a
					RCFD
	b.	Securities purchased under agreements to resell (3)			B989	6,000	3.b
4.	Loans and lease financing receivables (from Schedule RC-C):
	a.	Loans and leases held for sale			5369	0	4.a
	b.	Loans and leases, net of unearned income	B528	13,486,000			4.b
	c.	LESS: Allowance for loan and lease losses	3123	168,000			4.c
	d.	Loans and leases, net of unearned income and allowance (item 4.b minus 4.c)			B529	13,318,000	4.d
5.	Trading assets (from Schedule RC-D)				3545	6,466,000	5
6.	Premises and fixed assets (including capitalized leases)				2145	43,000	6
7.	Other real estate owned (from Schedule RC-M)				2150	17,000	7
8.	Investments in unconsolidated subsidiaries and associated companies				2130	0	8
9.	Direct and indirect investments in real estate ventures				3656	0	9
10.	Intangible assets:
	a.	Goodwill			3163	0	10.a
	b.	Other intangible assets (from Schedule RC-M)			0426	55,000	10.b
11.	Other assets (from Schedule RC-F)				2160	5,575,000	11
12.	Total assets (sum of items 1 through 11)				2170	45,147,000	12

(1)	Includes cash items in process of collection and unposted debits.
(2)	Includes time certificates of deposit not held for trading.
(3)	Includes all securities resale agreements in domestic and foreign offices, regardless of maturity.

DEUTSCHE BANK TRUST COMPANY AMERICAS	FFIEC 031
Legal title of Bank	Page RC-2
FDIC Certificate Number: 00623	15

Schedule RC—Continued

Dollar Amounts in Thousands							Tril | Bil | Mil | Thou
LIABILITIES
13.	Deposits:					RCON
	a.	In domestic offices (sum of totals of columns A and C from Schedule RC-E, Part I)				2200	15,769,000	13.a
		(1) Noninterest-bearing (1)		6631	10,228,000			13.a.1
		(2) Interest-bearing		6636	5,541,000			13.a.2
	b.	In foreign offices, Edge and Agreement subsidiaries, and IBFs				RCFN
		(from Schedule RC-E, part II)				2200	8,242,000	13.b
		(1) Noninterest-bearing		6631	3,074,000			13.b.1
		(2) Interest-bearing		6636	5,168,000			13.b.2
14.	Federal funds purchased and securities sold under agreements to repurchase:					RCON
	a.	Federal funds purchased in domestic offices (2)				B993	7,899,000	14.a
						RCFD
	b.	Securities sold under agreements to repurchase (3)				B995	0	14.b
15.	Trading liabilities (from Schedule RC-D)					3548	159,000	15
16.	Other borrowed money (includes mortgage indebtedness and obligations
	under capitalized leases) (from Schedule RC-M)					3190	1,811,000	16
17.	and 18. Not applicable
19.	Subordinated notes and debentures (4)					3200	0	19
20.	Other liabilities (from Schedule RC-G)					2930	2,017,000	20
21.	Total liabilities (sum of items 13 through 20)					2948	35,897,000	21
22.	Not applicable
EQUITY CAPITAL
	Bank Equity Capital
23.	Perpetual preferred stock and related surplus					3838	1,500,000	23
24.	Common stock					3230	2,127,000	24
25.	Surplus (excludes all surplus related to preferred stock)					3839	583,000	25
26.	a.	Retained earnings				3632	4,619,000	26.a
	b.	Accumulated other comprehensive income (5)				B530	17,000	26.b
	c.	Other equity capital components (6)				A130	0	26.c
27.	a.	Total bank equity capital (sum of items 23 through 26.c)				3210	8,846,000	27.a
	b.	Noncontrolling (minority) interests in consolidated subsidiaries				3000	404,000	27.b
28.	Total equity capital (sum of items 27.a and 27.b)					G105	9,250,000	28.
29.	Total liabilities and equity capital (sum of items 21 and 28)					3300	45,147,000	29
Memoranda
To be reported with the March Report of Condition.
1.	Indicate in the box at the right the number of the statement below that best describes the
	most comprehensive level of auditing work performed for the bank by independent external					RCFD	Number
	auditors as of any date during 2009					6724	2	M.1
1 =	Independent audit of the bank conducted in accordance with generally		4 =	Director's examination of the bank conducted in accordance with
	accepted auditing standards by a certified public accounting firm			generally accepted auditing standards by a certified public
	which submits a report on the bank			accounting firm (may be required by state chartering authority)
2 =	Independent audit of the bank's parent holding company conducted in		5 =	Directors' examination of the bank performed by other external
	accordance with generally accepted auditing standards by a certified			auditors (may be required by state chartering authority)
	public accounting firm which submits a report on the consolidated		6 =	Review of the bank's financial statements by external auditors
	holding company (but not on the bank separately)		7 =	Compilation of the bank's financial statements by external auditors
3 =	Attestation on bank management's assertion on the effectiveness of the bank's		8 =	Other audit procedures (excluding tax preparation work)
	internal control over financial reporting by a certified public accounting firm		9 =	No external audit work
To be reported with the March Report of Condition.						RCON	MM / DD
2.	Bank's fiscal year-end date					8678	12/31	M.2

(1)	Includes total demand deposits and noninterest-bearing time and savings deposits.
(2)	Report overnight Federal Home Loan Bank advances in Schedule RC, item 16, "Other borrowed money."
(3)	Includes all securities repurchase agreements in domestic and foreign offices, regardless of maturity.
(4)	Includes limited-life preferred stock and related surplus.
(5)	Includes net unrealized holding gains (losses) on available-for-sale securities, accumulated net gains (losses)
	on cash flow hedges, cumulative foreign currency translation adjustments, and minimum pension liability adjustments.
(6)	Includes treasury stock and unearned Employee Stock Ownership Plan shares.